UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

1 August 2012

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Amended Dividend Reinvestment Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 1 August 2012	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

1 August 2012

AMENDED DIVIDEND REINVESTMENT PLAN OFFER DOCUMENT

Telecom Corporation of New Zealand Limited has made minor amendments of an administrative nature to its Dividend Reinvestment Plan Offer Document.

The changes apply to all currently participating shareholders and to any shareholder who elects to participate in the Plan in the future.

The Offer Document is available to view at http://investor.telecom.co.nz.

- ends –

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

Telecom operates a Dividend Reinvestment Plan which offers Shareholders the opportunity to directly increase their investment in Telecom.

THIS BOOKLET EXPLAINS HOW THE PLAN WORKS.

A Participation Notice is enclosed if you wish to participate.

THIS DOCUMENT IS IMPORTANT.

If you do not understand it or are in any doubt as to how to act you should consult your financial adviser.

From the Chairman

Shareholders’ interests are paramount for Telecom and your company’s primary aim is to increase value for Shareholders. This Dividend Reinvestment Plan gives Shareholders a way to structure their investment in Telecom according to their own investment needs and goals.

The Plan lets Shareholders conveniently increase their investment in Telecom without incurring brokerage fees. This booklet explains how the Plan works. A form is attached for you to complete and return to the share registry if you want to participate in the Plan.

Participation in the Plan is entirely optional. If you wish to conveniently increase your investment in Telecom, you can enrol in the Plan and Telecom will reinvest your dividends in additional Shares and pay for them with the net proceeds of your cash dividends. Telecom’s Board of Directors expect to issue new shares under the Plan around the market price but have retained the flexibility to issue shares at a small discount. For the latest dividend information and to see if a discount currently applies go to: http://investor.telecom.co.nz

If dividends are an important income source, you can do nothing and you will continue to receive all future dividends as cash without reinvesting the net proceeds or you can choose to receive a mix of both cash dividends and Shares.

The Plan gives you an opportunity to increase your investment in Telecom in a convenient way and is flexible so that you can choose your level of participation according to your own circumstances and investment goals. Please read this booklet thoroughly and consult your own financial adviser if you have any questions.

Mark Verbiest

CHAIRMAN

Choice 1

Reinvest your dividends in further Telecom shares

Participation Notice

You should complete a Participation Notice (enclosed with this Offer Document) if you wish to reinvest your cash dividends on all or any of your Telecom Shares in further Telecom Shares.

If you participate, promptly after each dividend payment date you will be sent a statement detailing your dividend entitlement and the number of additional Shares issued to you under the Plan.

Written notice should be given to the Registrar at the address on page 15 if you wish to vary your participation in the Plan.

Level of Participation

You can opt for full or partial participation in the Plan. If you tick the Full Participation box in the Participation Notice, this will cover your current shareholding and any future Shares you acquire or which are allocated to you under the Plan.

If you insert a number in the Partial Participation box of the Notice, this will be treated as partial participation for the number of Shares specified.

If the number you insert in the box exceeds the number of shares held by you, your application will be deemed to be an application for full participation.

Partial participation in the Plan means that the Terms and Conditions of the Plan will apply, both now and in the future, only to the number of Shares nominated by you now, until you notify the Registrar in writing of a variation.

Choice 2

Receive dividends in cash

If you do nothing, you will continue to automatically receive by cheque or direct credit the net proceeds of any dividend on all or any of your Shares which do not participate in the Plan. There will be no reinvestment of those proceeds.

Accordingly, unless you wish to apply for or vary your participation in the Plan, you do not need to complete a Participation Notice.

If, at a later date, you decide you do wish to participate, the Participation Notice enclosed may be used. Simply complete and forward it to the Registrar at the address on page 15.

If you currently receive your dividend payment in the form of a cheque, you can arrange to have it directly credited into your bank account by advising the Registrar. You can do this online. Go to: http://investor.telecom.co.nz and click on Shareholder Self Service. You will need your CSN/Holder number and FIN to complete the Account Validation process. Click on Bank Instructions Update under the Update My Details tab and follow the instructions. You will still receive a dividend statement advising the amount credited. Direct crediting is considered a more secure and faster way of receiving your dividend.

Key features of the plan

Shares Acquired with the Net Proceeds of Cash Dividends

The Plan provides Shareholders with an opportunity to reinvest the net proceeds of any cash dividends payable or credited on their Shares, in further Shares. This is a convenient method of increasing your investment by acquiring further Shares free of brokerage charges.

Eligibility

Participation in the Plan is optional and is open to all Shareholders except where Telecom elects not to offer participation under the Plan to Shareholders whose address is outside New Zealand or Australia if Telecom considers that to do so would:

(i)	risk breaching the laws of places outside New Zealand or Australia; or

(ii)	be unreasonable having regard to the associated costs of ensuring that the laws of those places are complied with.

Full or Partial Participation

You may elect to participate in the Plan in respect of all or part of your Shares. Participation in the Plan applies to all future dividends on Participating Shares (unless you vary your level of participation).

Shares Around Market Price

The Board will fix the price at which additional Shares are to be issued under the Plan. Telecom’s Board of Directors expect to issue new shares under the Plan around the market price but have retained the flexibility to issue shares at a small discount. For the latest dividend information go to: http://investor.telecom.co.nz

Details of your Entitlement

If you elect to participate in the Plan and you have Participating Shares, details of your total dividend entitlement and the number of additional Shares issued or transferred to you under the Plan will be sent to you promptly after each dividend payment date. Please contact the Registrar if you need to change your contact details.

Shares Rank Equally and can be Sold

Shares issued under the Plan will rank equally in all respects with existing Shares and can be sold at any time.

Flexible Joining and Withdrawal Arrangements

Shareholders can join, vary their participation or withdraw from the Plan. Notice of joining, variation, or withdrawal from the Plan received by the Registrar after 5pm on a Record Date (New Zealand time) will be effective as at the following Record Date.

Guide to completing the participation notice

Full Participation in the Plan means that the Terms and Conditions of the Plan will apply to your total holding of Shares, both now and in the future.

Full Participation Partial Participation

(including any future Telecom Shares purchased) (state number of Telecom Shares to participate)

Partial Participation in the Plan means that if you insert a number in the Partial Participation box in the Notice, this will be treated as partial participation for that number of Shares. This means that the Terms and Conditions of the Plan will apply, both now and in the future, only to the number of your Shares nominated by you on this form, until you notify the Registrar in writing of a variation or sell your total shareholding.

Terms and Conditions

1.	Introduction

The Plan enables Shareholders to reinvest the net proceeds of cash dividends payable or credited on all or some of their Shares by acquiring further fully paid Shares. The terms and conditions of the Plan (the “Terms and Conditions”) as determined by the Board are set out below.

Words defined on page 16 of this Offer Document have the same meaning in these Terms and Conditions.

2.	Participation in the Plan

(a)	Subject to these Terms and Conditions, Telecom offers to all Shareholders the right to elect to participate in the Plan.

(b)	Telecom may, in its absolute discretion, elect not to offer participation under the Plan to Shareholders whose address is outside New Zealand or Australia if Telecom considers that to do so would (i) risk breaching the laws of places outside New Zealand or Australia; or (ii) be unreasonable having regard to the associated costs of ensuring that the laws of those places are complied with. The Board may, in its sole discretion, elect to amend this policy at any time.

(c)	Shareholders who apply to participate in the Plan and who reside outside New Zealand or Australia will represent and warrant to Telecom that the offer of the Plan and their participation in it would not breach any laws in their country of residence.

(d)	Any person residing outside New Zealand or Australia who holds Shares through a New Zealand or Australian resident nominee should not allow their nominee to participate in the Plan if participation in respect of their Shares would be contrary to the laws of their country of residence.

(e)	Any person residing outside New Zealand or Australia who participates in the Plan through a New Zealand or Australian resident nominee will be deemed to represent and warrant to Telecom that they can lawfully participate through their nominee.

(f)	Telecom accepts no responsibility for determining whether a Shareholder is able to participate in the Plan under laws applicable outside of New Zealand or Australia.

(g)	Additional Shares to be issued to a Shareholder under the Plan will be issued on the terms set out in this Offer Document and subject to the same rights as Shares acquired by all other Shareholders who participate in the Plan.

(h)	Normal cash dividend payments will be paid out to those Shareholders not participating in the Plan and on a Participant’s Non-Participating Shares, and will not be reinvested in further Shares.

3.	Participation Notice

(a)	Election to participate in the Plan must be made on the prescribed Participation Notice, which accompanies this Offer Document.

(b)	Participation will commence in relation to the net proceeds of cash dividends payable or credited on the first Record Date after receipt by the Registrar of a correctly completed Participation Notice, subject to any termination of the Plan becoming effective before then.

4.	Degree of Participation

(a)	Participation may be either full or partial.

(b)	In the case of full participation in the Plan, these Terms and Conditions will apply to the cash dividends payable or credited in respect of all the Participant’s Shares from time to time registered in the Participant’s name, until such number of Shares participating in the Plan is varied or participation in the Plan is terminated in accordance with clause 10 of these Terms and Conditions.

(c)	Partial participation applies only to the number of Shares nominated by the Participant in a Participation Notice, as varied from time to time in accordance with clause 10 of these Terms and Conditions. However, if at the relevant Record Date the number of Shares held by the Participant is less than the number of Participating Shares, then the provisions of the Plan will only apply to such lesser number of Shares.

(d)	If the Participation Notice does not indicate the degree of participation, it will be deemed to be an application for full participation provided it is otherwise correctly completed and signed.

(e)	A Participation Notice will not attach to the Shares in respect of which it has been given but will be personal to the Shareholder giving it.

(f)	Any Shares over which Telecom has a lien or charge under the Constitution or other requirements of law, for a sum which is presently payable, will not be eligible to participate in the Plan.

5.	Operation of the Plan

(a)	By accepting this offer, each Participant directs Telecom to apply the net proceeds of every cash dividend payable or credited on the Participating Shares held by the Participant on the relevant dividend’s Record Date as payment for the Shares to be issued to the Participant, in accordance with the Plan.

Such direction shall continue until the Participant or Telecom terminates the Participant’s participation in the Plan in accordance with these Terms and Conditions and shall not apply while Telecom suspends the Plan.

Notice of termination of, or variation in, participation in the Plan must be received prior to 5pm on the relevant Record Date (New Zealand time) to be effective for a particular dividend.

The number of Shares to be issued to the Participant in each case will be determined in accordance with clause 6 of these Terms and Conditions.

(b)	The Board will, on the day that a Participant would have otherwise received the net proceeds of cash dividends on Participating Shares, either issue new Shares or arrange the transfer of existing Shares to the Participant in accordance with clause 6 of these Terms and Conditions.

(c)	Additional Shares issued to the Participant under the Plan will, from the date of allotment, rank equally in all respects with all other fully paid Shares.

(d)	Additional Shares acquired by the Participant under the Plan will be registered on the register where the Participant already holds Shares.

6.	Additional Share Entitlement

(a)	The number of Shares to be issued under the Plan as fully paid to a Participant in return for a cash dividend will be calculated in accordance with the following formula:

PS × D + B
N =
P

Where:

N is the number of additional Shares which the Participant will receive;

PS is the number of Participating Shares;

D is the net proceeds per Share from Telecom (expressed in cents and decimals of cents, including any tax refunds and after deduction of any New Zealand withholding or other taxes, if any) of cash dividends paid or credited on that Share and which would otherwise have been paid to a Shareholder in cash if the Shareholder had not elected to participate in the Plan; and

B is the amount, if any, held to the order of the Participant under the Plan in accordance with paragraph 6(e) below as a result of rounding Share entitlements when the Plan last operated;

P is the volume weighted average sale price (expressed in cents and decimals of cents), for a Share, calculated on all price setting trades of Shares which took place through the NZSX over a period of five Business Days commencing on the Ex Date (less a discount (if any) at the discretion of the Board, as contemplated by paragraph 12(a)(i) of these Terms and Conditions).

(b)	If no sales of Shares occur during such period then the volume weighted average sale price will be deemed to be the sale price for a Share on the first price setting trade of Shares on the NZSX which takes place after such period.

(c)	Any volume weighted average sale price so determined may be reasonably adjusted by the Board to allow for any bonus or dividend or other distribution expectation. If, in the opinion of the Board, any exceptional or unusual circumstances have artificially affected the volume weighted average sale price so determined, the Board may make such adjustments to that sale price as it considers reasonable.

(d)	Where the number calculated in accordance with the preceding formula is not a whole number, then the number of Shares a Participant receives will be rounded down to the nearest whole number of Shares.

(e)	Any net proceeds per Share as described in the definition of “D” in clause 6(a) above which are not applied to acquire a part of a Share because of clause 6(d) above shall be held to the order of the Participant and applied under the Plan on the Participant’s behalf the next time the Plan operates.

Should the Participant:

(i) terminate his or her participation in the Plan, under clause 10(a)(ii) of these Terms and Conditions; or

(ii) cease to be a shareholder of Telecom, any amount above NZ$2.00, which at the time is held to the order of the Participant under this clause 6(e), will be paid in cash to the Participant on the next dividend payment date. Amounts of NZ$2.00 or less which are held to the order of the Participant at that time shall be forfeited.

7.	Statements to Participants

Telecom will send to each Participant, promptly after each dividend payment date, a statement detailing in respect of that Participant:

(a)	the number of Participating Shares as at the relevant Record Date;

(b)	the amount of cash dividend reinvested in respect of Participating Shares and the amount of dividend paid in cash on the Non-Participating Shares (if applicable);

(c)	the amount of any taxation deduction made;

(d)	the number of Shares the Participant has received under the Plan;

(e)	advice as to the amount of any taxation credits;

(f)	advice as to the amount held to the order of the Participant under the Plan; and

(g)	such other matters required by law with respect to dividends and/or reinvestment.

Participants should contact the Registrar if they need to change their contact details.

8.	No Brokerage or Commission Costs to Participants

No brokerage or commission costs will be payable by Participants in respect of the Shares they receive under the Plan.

9.	Source of Additional Shares

Additional Shares to be acquired by Participants under the Plan may, at the Board’s discretion, be:

(a)	new Shares issued by Telecom; or

(b)	existing Shares acquired by Telecom or its nominee or agent and transferred to Participants; or

(c)	any combination of (a) and (b) above.

10.	Variation or Termination of Participation

(a)	A Participant may, at any time, by giving written notice to the Registrar:

(i)	increase or decrease the number of Participating Shares participating in the Plan; or

(ii)	terminate participation in the Plan.

(b)	Such alteration or termination will take effect immediately upon receipt by the Registrar of the written notice; provided that any notice received between a Record Date and the corresponding dividend payment date will take effect on the day following such dividend payment date.

(c)	If a Participant dies, receipt by the Registrar of a notice of death in a form acceptable to Telecom will be treated as notice under clause 10(a)(ii) of these Terms and Conditions. Death of one of two or more joint holders will not automatically terminate participation.

11.	Non-Participating Shares Transferred First

Where a Participant with partial participation disposes of part of his or her holding of Shares then, unless the Participant advises the Registrar otherwise:

(a)	the Shares disposed of will be deemed to be the Participant’s Non-Participating Shares; except

(b)	if the number of Shares disposed of is more than the number of the Participant’s Non-Participating Shares, the balance will be attributed to Participating Shares.

12.	The Board’s Discretion on Termination, Suspension and Modification

(a)	In addition to any other clauses in these Terms and Conditions granting the Board discretion, the Board may also in its sole discretion resolve:

(i)	that the price at which additional Shares are to be issued under the Plan shall contain a discount to market price;

(ii)	that participation in the Plan will not apply to the whole or a part of the net proceeds of any cash dividend and that the applicable part will be paid out in cash and not be reinvested;

(iii)	that a Participation Notice will cease to be of any effect;

(iv)	that the terms and conditions of the Plan be modified, suspended or terminated. If the Plan is modified, then a Participation Notice will be deemed to be a Participation Notice under the Plan as modified unless such Participation Notice is subsequently changed or withdrawn by the Participant; and

(v)	in the event of the subdivision, consolidation or reclassification of Shares into one or more new classes of Shares, that a Participation Notice will be deemed to be a Participation Notice in respect of the Shares as subdivided, consolidated or reclassified unless such Participation Notice is subsequently changed or withdrawn by the Participants.

(b)	Notice of any modification, suspension or termination by Telecom under clause 12(a)(iv) will be given to all Participants.

(c)	However, no such modification or termination by Telecom under clause 12(a)(iv) will be made during the period commencing on a date 21 days before a Record Date for the purposes of determining entitlement to a dividend and ending on the date of payment of that dividend.

(d)	Notwithstanding clauses 12(b) and (c), Telecom may at any time, without the need of any notice:

(i)	modify or terminate the Plan to comply with any applicable law, the listing rules of any stock exchange on which Shares are listed, or any provision of the Constitution; and

(ii)	make minor amendments to the Plan where such amendments are of an administrative or procedural nature.

13.	Stock Exchange Listing

Telecom will apply for Shares which may be issued under the Plan to be quoted on the NZSX and the Australian Securities Exchange promptly after they have been issued. NZX and the Australian Securities Exchange accept no responsibility for any statement in this Offer Document.

14.	No Inside Information

At the time the price for the Shares is set under clause 6 of these Terms and Conditions, Telecom will ensure that it has no information that is not publicly available that would, or would be likely to, affect materially and adversely the realisable price of the Shares if it were publicly available.

15.	Taxation

The taxation consequences for each Shareholder should they elect to participate in the Plan will differ depending upon their particular circumstances. Accordingly, each Shareholder should consult their own tax adviser as to the taxation implications of the Plan. Telecom does not accept any responsibility for the financial or taxation effects of a Shareholder’s participation or non-participation in the Plan.

16.	Information for Australian Shareholders

(a)	The offer of Shares under the Plan does not require disclosure for the purposes of section 708 of the Corporations Act 2001 (Cth). Accordingly, this Offer Document will not be lodged with ASIC.

(b)	Australian resident Shareholders should note that Telecom is not licensed to provide financial product advice in relation to the Shares offered under the Plan. There is no cooling-off regime that applies in respect of the issue of Shares under the Plan.

17.	Governing Law

The Plan and its operation and these Terms and Conditions will be governed by the laws of New Zealand.

18.	Available Information

Copies of Telecom’s most recent Annual Report and financial statements complying with the Financial Reporting Act 1993 are available online at: http://investor.telecom.co.nz. A hard copy is also available free of charge on request from:

Telecom Corporation of New Zealand Limited

Telecom Place

167 Victoria Street West

Auckland 1142

New Zealand

Fax: 0-9-303 3430

Email: investor-info@telecom.co.nz

Website: http://investor.telecom.co.nz

19.	Registrar’s Address

The contact details of the Registrar are as follows:

Computershare Investor Services Limited

Private Bag 92119

Auckland 1142

Level 2, 159 Hurstmere Road, Takapuna,

Auckland 0622

New Zealand

Phone: 0-9-488 8777

Fax: 0-9-488 8787

Email: enquiry@computershare. co.nz

NZ Call Free: 0800 737 100

AUS Call Free: 1 800 501 366.

Definitions

The following words have these meanings in this Offer Document:

ASIC: The Australian Securities and Investments Commission.

Board: Telecom’s Board of Directors.

Business Day: A day on which NZX is open for trading.

Constitution: Telecom’s constitution.

Ex Date: The second Business Day before the relevant Record Date, unless NZX determines otherwise.

Issue: In the case of existing Shares, includes transfer where the context requires.

Non-Participating Share: A Share registered in the name of a Participant, the dividends on which are not subject to the Plan, and in respect of a particular Record Date, the Non-Participating Shares that are not participating in the Plan on that date.

NZSX: The main board equity security market operated by NZX.

NZX: NZX Limited.

Participant: Any eligible holder of Shares who has completed (and has not withdrawn) a Participation Notice which has been accepted by the Board.

Participating Share: A Share registered in the name of a Participant, the net proceeds of cash dividends on which are subject to the Plan, and in respect of a particular Record Date, the Participating Shares participating in the Plan on that date.

Participation Notice: The Participation Notice accompanying this Offer Document as approved by Telecom.

Plan: The Telecom Dividend Reinvestment Plan established by the Board pursuant to the Constitution on the terms and conditions set out in this Offer Document, as amended from time to time.

Record Date: The date and time fixed by the Board for determining entitlement to the relevant dividend.

Registrar: Computershare Investor Services Limited.

Shares: Ordinary Shares in Telecom.

Shareholders: Holders of Shares.

Telecom: Telecom Corporation of New Zealand Limited.